November 9, 2006

Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-5546

Re:	Mitsui & Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2006

Form 20-F for the fiscal year ended March 31, 2005

Form 20-F for the fiscal year ended March 31, 2004

Response letter dated September 26, 2006

Response letter dated August 23, 2006

Response letter dated April 19, 2005

Response letter dated February 24, 2005

File No. 0-09929

Dear Ms. Blye:

We refer to your comment letter dated October 26, 2006. We are currently gathering information which is relevant for preparation of our responses to your comments, and are also conducting an analysis of the relevant provisions of the Iran Sanctions Act of 1996 in connection with your request for us to discuss the applicability of the Act to our Iran-related activities. We expect to be able to submit a response letter by November 30, 2006.

Sincerely,

/s/ Satoshi Tanaka
Satoshi Tanaka
General Manager,
Investor Relations Division

cc:	Roger Schwall

(Securities and Exchange Commission)

John D. Young, Jr.

Izumi Akai

Yoichiro Taniguchi

(Sullivan & Cromwell LLP)

Shoei Utsuda

Kazuya Imai

(Mitsui & Co., Ltd.)